FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 26, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 26, 2002

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror Announces Financial Results for Third Quarter of Fiscal 2003

•

Revenue increases by 10% over prior year

•

Adjusted net income of $1.6 million or $0.14 per share

•

Cash flow from operations of $2.1 million

TORONTO, CANADA – (November 26, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the third quarter of fiscal 2003.

Revenue for the quarter ended October 31, 2002 (“Q3 fiscal 2003”) was $15,745,000, as compared to $14,352,000 for the quarter ended October 31, 2001 (“Q3 fiscal 2002”), an increase of 9.7%. Adjusted net income (excluding losses resulting from the Company’s investment in PointBase, Inc. (“PointBase”) and amortization of intangibles) for the quarter was $1,581,000 or $0.14 per share, as compared to adjusted income on the same basis of $988,000 or $0.09 per share for Q3 fiscal 2002, an increase of 60.0%. The GAAP net loss for Q3 fiscal 2003 was $4,270,000 or ($0.38) per share compared to net loss of $764,000 or ($0.07) per share for Q3 fiscal 2002. This net loss included a write-down of the Company’s investment in PointBase of $4,595,000 or ($0.40) per share. Cash flow from operations for Q3 fiscal 2003 was $2,062,000 or $0.18 per share. Cash, cash equivalents and short-term investments stood at $32,686,000 or $2.87 per common share at the end of the quarter.

Revenue from licence sales accounted for 53.2% of total revenue in Q3 fiscal 2003 with a gross margin of 99.4%, as compared to 50.5% of total revenue and gross margin of 99.1% in Q3 fiscal 2002. Gross margin on maintenance and services was 55.9% in Q3 fiscal 2003, as compared to 55.3% in Q3 fiscal 2002. Overall gross margin for Q3 fiscal 2003 increased to 79.0% from 77.4% for Q3 fiscal 2002. Operating expenses for Q3 fiscal 2003 were $11,279,000 compared to $11,208,000 for Q3 fiscal 2002, an increase of 0.6%. Total costs, including costs of revenue, were $14,578,000 for Q3 fiscal 2003, up slightly from $14,446,000 in Q3 fiscal 2002. Total headcount was 292 at October 31, 2002 as compared to 310 at October 31, 2001, and down from 324 at the end of the second quarter of fiscal 2003.

Revenue for the nine months ended October 31, 2002 was $44,700,000, as compared to $41,914,000 for the nine months ended October 31, 2001, an increase of 6.6%. Adjusted net income for the nine months ended October 31, 2002 was $3,328,000 or $0.29 per share, as compared to adjusted net income of $1,468,000 or $0.13 per share for the nine months ended October, 2001, an increase of 126.7%. The GAAP net loss for the nine months ended October 31, 2002 including the write-down of the Company’s investment in PointBase of $4,595,000 or ($0.40) per share was $5,403,000 or ($0.47) per share. The net loss for the nine months ended October 31, 2002 excluding the write-down of the Company’s investment in PointBase was $808,000 or ($0.07) per share, as compared to a net loss of $4,283,000 or ($0.37) per share on the same basis for the nine months ended October 31, 2001.

“We are pleased with our third quarter results,” said Peter Cauley, CFO of DataMirror. “In an environment where many software companies face declining licence revenue, we increased licence revenue by 15.6% on a year over year basis and by 7.5% on a quarter over quarter basis.  Our total costs increased slightly over the second quarter, as the cost savings from the headcount realignment we undertook midway through the quarter will not be felt until the fourth quarter. Our continued commitment to controlling costs while increasing revenue caused our operating income to almost double this quarter, which drove positive cash flow from operations of over $2 million for the fifth successive quarter.”

During the third quarter the Company added 34 new customers to our global account base, who accounted for 46% of the quarter’s licence revenue. Key customer wins included: AmerUs Life Insurance Company, Equifax do Brasil Ltda., Hitachi Automotive Products (USA) Inc., J.D. Edwards, Livit Immobilien Management AG, Lloyds TSB Bank Argentina, Oxford Health Plans, Inc., The Royal Canadian Mint and WestCon, Inc. Existing customers such as ABN Amro, American Skandia, Banc of America Securities, Behr Process Corp., Big Food Group, CitiGroup, First Horizon Home Loan, NAPA Genuine Parts and Nestle also purchased additional licences of our software during the quarter.

“While customers still seem reluctant to make enterprise software decisions, our solutions offer rapid return on minimum investment, the type of fast pay-back decisions companies are willing to make,” commented Nigel Stokes, CEO of DataMirror. “Our ‘Simple HA for $60K’ high availability promotion resulted in a number of new LiveResiliency customer wins in the third quarter and has been extended to the end of the year. Over the last several quarters we have made significant improvements to DataMirror’s balance sheet and cash flow metrics, reducing days sales outstanding and driving seven consecutive quarters of positive cash flow from operations. During the next year we will continue to focus on execution and on improving operating margins and income statement metrics. We expect cash flow and revenue growth to continue to be strong. With these goals in mind, we realigned our business during the third quarter to improve profitability and provide clear focus on the high revenue generating opportunities of our LiveBusiness solutions.”

Business Outlook:

In the fourth quarter of fiscal 2003, DataMirror expects revenue to be in the range of $15.8 to $16.3 million. Adjusted net income (excluding amortization of intangibles) is expected to be in the range of $0.16 to $0.20 per share. GAAP net income is expected to be in the range of $0.10 to $0.14 per share.

DataMirror will hold a webcast and conference call to present the results for the third quarter at 5:00 p.m. EST today, November 26, 2002. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-500-0311 at approximately 4:55 p.m. EST on November 26th using reservation number 564679. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Third Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

Copyright © 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, iReflect, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

		October 31,	January 31,
		2002	2002

Assets
Current assets
Cash and cash equivalents		$6,884	$9,073
Short-term investments		25,802	27,422
Accounts receivable		10,742	12,773
Prepaid expenses		1,384	1,747
Future income taxes		1,885	1,851

		46,697	52,866

Capital assets		3,848	3,702
Investment tax credits recoverable		2,194	2,440
Investments		9,729	7,495
Intangibles		7,761	9,982
Goodwill		3,118	3,118

		$73,347	$79,603

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$4,188	$3,855
Deferred revenue		15,613	14,583
Income taxes payable		438	0
Current portion of long-term liabilities		0	1,464
Current portion of capital lease obligations		94	138

		20,333	20,040

Future income taxes		1,072	1,106
Capital lease obligations		56	98

		21,461	21,244

Shareholders' Equity
Share capital
Common shares (October 31, 2002 - 11,381,125
	January 31, 2002 - 11,472,027)	64,247	64,740
Cumulative translation adjustment		(498)	(498)
Deficit		(11,863)	(5,883)

		51,886	58,359

		$73,347	$79,603

DataMirror Corporation
Consolidated Statements of Loss
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2002	2001	2002	2001

Revenue
Licence	$8,382	$7,248	$23,285	$20,497
Maintenance	5,811	5,352	17,037	15,613
Services	1,552	1,752	4,378	5,804

	15,745	14,352	44,700	41,914

Cost of revenue
Licence	53	64	180	197
Maintenance and services	3,246	3,174	9,543	10,300

	3,299	3,238	9,723	10,497

Gross margin	12,446	11,114	34,977	31,417

Operating expenses
Selling and marketing	5,318	5,557	15,981	16,258
Research and development	2,907	2,793	8,345	8,172
General and administration	2,369	1,931	6,870	6,532
Amortization of intangibles	685	927	2,055	2,521

	11,279	11,208	33,251	33,483

Operating income (loss)	1,167	(94)	1,726	(2,066)

Investment income	167	218	410	667

Income (loss) before income taxes	1,334	124	2,136	(1,399)

Income tax expense (recovery)	438	63	863	(346)

Income (loss) before the under-noted	896	61	1,273	(1,053)

Losses from investment in PointBase, Inc.
Equity loss	(571)	(825)	(2,081)	(3,230)
Impairment of equity investment	(4,595)	0	(4,595)	0

Net loss	($4,270)	($764)	($5,403)	($4,283)

Basic loss per share	($0.38)	($0.07)	($0.47)	($0.37)

Weighted average number of
shares outstanding (000's)	11,369	11,518	11,403	11,548

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2002	2001	2002	2001
Cash provided by (used in)

Operating activities
Net loss	($4,270)	($764)	($5,403)	($4,283)
Add (deduct) items not affecting cash:
Amortization of capital assets	537	446	1,444	1,280
Amortization of intangibles	685	927	2,055	2,521
Losses from investment in PointBase, Inc.	5,166	825	6,676	3,230
Future income taxes	(13)	57	(65)	(112)
Non-cash interest expense	13	49	73	185
Non-cash foreign exchange loss	3	0	48	0
Non-cash operating expense	90	0	166	0

	2,211	1,540	4,994	2,821

Changes in non-cash working capital balances	(149)	1,826	4,435	9,022

	2,062	3,366	9,429	11,843

Investing activities
Capital asset additions	(700)	(332)	(1,589)	(922)
Investment in Idion	(292)	0	(8,909)	0
Sale (purchase) of short-term investments	(25,802)	0	1,620	0
Acquisition of technology	0	0	0	(596)

	(26,794)	(332)	(8,878)	(1,518)

Financing activities
Repayment of long-term liabilities	(1,586)	(1,566)	(1,586)	(1,566)
Capital lease payments	(16)	(50)	(86)	(195)
Issuance of share capital	94	22	367	388
Repurchase of share capital	(332)	(710)	(1,435)	(1,622)

	(1,840)	(2,304)	(2,740)	(2,995)

Increase (decrease) in
cash and cash equivalents	(26,572)	730	(2,189)	7,330

Cash and cash equivalents

Beginning of period	33,456	34,805	9,073	28,205

End of period	$6,884	$35,535	$6,884	$35,535

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 26, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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